UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT

(mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

For the transition period from              to

Commission file number 001-10109

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.

4300 North Harbor Boulevard

Fullerton, California 92835

BECKMAN COULTER, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

BECKMAN COULTER, INC. SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

Beckman Coulter, Inc.

Benefits Finance and Administration Committee

Fullerton, California

We have audited the accompanying statement of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (“the Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

                                    /s/ Crowe Chizek and Company LLP

Oak Brook, Illinois

June 30, 2008

Report of Independent Registered Public Accounting Firm

The Benefits Finance and Administration Committee

Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Costa Mesa, California

June 25, 2007

2

BECKMAN COULTER, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments – at fair value	$1,121,690,182	$1,025,708,390
Cash and cash equivalents	6,285,083	7,484,962

Receivables:
Employer contribution	6,090,841	6,476,701
Employee contribution	—	1,472,462

Net assets reflecting all investments at fair value	1,134,066,106	1,041,142,515
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(469,172)	942,716

Net assets available for benefits	$1,133,596,934	$1,042,085,231

See accompanying notes to financial statements.

3

BECKMAN COULTER, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets attributed to:
Net appreciation in fair value of investments	$64,060,011
Interest	13,671,999
Dividends	33,837,535

Total investment income	111,569,545
Contributions:
Company matching (employer)	13,740,465
Retirement plus (employer)	6,090,841
Employee	47,837,325

Total contributions	67,668,631

Total additions	179,238,176

Deductions from net assets attributed to:
Distributions of benefits	87,641,606
Refund of excess contributions	13,207
Administrative expenses and other	71,660

Total deductions	87,726,473

Increase in net assets	91,511,703
Net assets available for benefits – beginning of year	1,042,085,231

Net assets available for benefits – end of year	$1,133,596,934

See accompanying notes to financial statements.

4

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

The Plan is a defined-contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits Finance and Administration Committee (the Committee), whose members are appointed by the board of directors of the Company.

(b)	Contributions

Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $15,500 in 2007. Additionally, participants age 50 or older may contribute up to $5,000 in 2007, as a catch-up contribution.

The Company matches 50% of participants’ contributions, up to 7% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was added in 1996 for the benefit of employees of Coulter Corporation, which was acquired by the Company in 1997. Employees of Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Also, employees in Puerto Rico who are hired on or after January 1, 2007, participate in Retirement Plus on the January 1 following their date of hire. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year and an excess contribution which ranges from 0% to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions, and earnings on all contributions.

(c)	Investment Options

Participants have a choice of various core investment funds for their contributions. Participants may transfer their account balances among the different investment funds. Participants may also transfer up to a maximum of 50% of their overall plan balance, less any outstanding loan amounts, to the Tradelink+ account which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account invests in various common stocks and mutual funds.

5	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Company contributions may be directed to any of the core investment funds. Participants have the right to elect investment options upon enrollment or reenrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

(d)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

(e)	Participant Accounts

Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

(f)	Benefits and Vesting

Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $1,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

Participants’ interests in the Company’s contributions, income, gains, and losses on investments are fully vested if hired before 2007, except for Retirement Plus contributions, which vest after five years of employment. Participants hired in 2007 or after become 100% vested in the Company’s contributions after the earlier completion of 3 years of service, layoff, retirement, death, or age 65. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

(g)	Forfeitures

All forfeitures of benefits reduce total cash contributions made by the Plan sponsor. As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $55,287 and $26,456, respectively. These amounts will be used to reduce future employer contributions.

(h)	Benefits Payable

At December 31, 2007 and 2006, the amounts of benefits payable to participants who have elected to withdraw from participation in the Plan but were not yet paid were $0 and $20,139, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2007 and 2006.

6	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(i)	Continuation of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The fair value of common stock and mutual funds is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The Interest Income Fund is presented at fair value, with an adjustment to contract value (see Note 3) on the Statements of Net Assets Available for Benefits. The fair value of common collective funds is based on the net asset value reported by the issuer of the fund, based on fair values of the underlying securities. Participant loans are valued at their outstanding balances which approximate fair values.

Purchases and sales of securities are recorded on a trade-date basis. The average-cost method is used in determining gains and losses on the sales of securities. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $81,618 for the year ended December 31, 2007.

(d)	Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(e)	Risks, Concentrations, and Uncertainties

The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The Plan allows participants to invest in the common stock of the Plan Sponsor, Beckman Coulter, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 11.6% and 11.5% of plan net assets as of December 31, 2007 and 2006, respectively.

(f)	Reclassification

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

(g)	Effect of Newly Issued but not yet Effective Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

(h)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results could differ from those estimates.

(3)	Interest Income Fund – Fully Benefit Responsive Investments

The Interest Income Fund includes investments in benefit responsive guaranteed investment contracts (GICs), collective investment trusts, and synthetic GICs. This fund is an investment pool that is managed solely for participants of the Plan, and the Plan holds all of the underlying investments of the Interest Income Fund. The synthetic GICs in this fund are comprised of common collective funds, cash equivalents, bonds, and wrapper contracts. The fair value of the Interest Income Fund is based on the fair value of the underlying investments. The fair value of common collective funds is based on the net asset value reported by the issuer of the fund, based on fair values of the underlying securities. Cash equivalents are valued at cost, which approximates fair value. Fair values of bonds and U.S. government and agency securities are based on quoted market prices. The wrapper contracts are valued based on re-bid rates for similar contracts. This fund’s common collective trusts, GICs, and synthetic investment contracts are valued at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

8	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Withdrawals resulting from events initiated by the Company, such as Plan or contract termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. Certain events that would allow the contract issuers to terminate the contracts and result in the execution of participant transactions at other than contract value include loss of the Plan’s qualified status, plan merger or spin-off, bankruptcy of the Plan sponsor, or closing of units of the Company. However, since no such events are being contemplated at this time and management is not aware of any events that would cause the Plan to transact at less than contract value, these “potential” limitations are determined not to be probable and do not jeopardize the contract value reporting for these investments.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a general account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

During 2007 and 2006, the average yield earned on amounts invested in the fully-benefit responsive GICs and synthetic investment contracts was 5.38% and 5.67%, respectively. As of December 31, 2007 and 2006, the average yield based upon the crediting interest rates to participants on such contracts was 5.11% and 5.67%, respectively. There were no valuation reserves recorded to adjust contract amounts. The crediting rates of the contracts are based on an agreed-upon formula with the issuer but can not be less than zero. Rates are reviewed on a quarterly basis for resetting. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration.

9	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Investments

The fair values of individual investments which represent 5% or more of the Plan’s net assets at December 31, 2007 are as follows:

Common stock:
Beckman Coulter, Inc.	$130,955,815
Mutual funds:
Blue Chip Growth Fund	180,173,213
Fidelity Diversified Fund	62,020,899
Mid-Cap Growth Fund	91,180,339
Vanguard Institutional Index Fund	74,582,100
Interest Income Fund:
Common collective funds:
Dwight Target 2 Fund (contract value $133,178,067)	133,677,540
Dwight Target 5 Fund (contract value $83,328,114)	83,640,629

The fair values of individual investments which represent 5% or more of the Plan’s net assets at December 31, 2006, are as follows:

Common stock:
Beckman Coulter, Inc.	$120,297,368
Mutual funds:
Blue Chip Growth Fund	174,875,467
Mid-Cap Growth Fund	80,229,444
Vanguard Institutional Index Fund	76,828,333
Interest income fund:
Synthetic guaranteed investment contracts:
IXIS Financial - Contract FP1062-01	75,406,154
State Street Synthetic - Contract 97077	71,353,589
Transamerica Life - Contract 76850	72,482,609

The net appreciation of the Plan’s investments by investment type for the year ended December 31, 2007 is as follows:

Common and preferred stock	$25,623,526
Mutual funds	38,099,082
Other investments	337,403

$64,060,011

10	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with applicable requirements of the IRC.

(6)	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also allows loans to plan participants, which qualify as party-in-interest transactions. The Plan also paid administrative fees to T. Rowe Price during 2007 which qualify as party-in-interest transactions.

The Plan also held 1,798,844 and 2,011,662 shares of Company common stock as of December 31, 2007 and 2006, respectively. The Plan received dividends of $1,171,141 on Company common stock during 2007.

(7)	Form 5500 Reconciliation

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to net assets per the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$1,133,596,934	$1,042,085,231
Adjustment from fair value to contract value for fully benefit responsive investment contracts	469,172	(942,716)

Net assets per the Form 5500	$1,134,066,106	$1,041,142,515

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2007, to net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$91,511,703
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2006	942,716
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2007	469,172

Net income per the Form 5500	$92,923,591

11	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2007

Name of plan sponsor: Beckman Coulter, Inc.

Employer identification number: 95-1040600

Three-digit plan number: 011

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value
Common stock:
*	Beckman Coulter, Inc.	Common stock		$130,955,815

Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund		180,173,213
*	T. Rowe Price	Equity Income Fund		17,646,116
	Fidelity	Diversified International Fund		62,020,899
	Vanguard	Institutional Index Fund		74,582,100
*	T. Rowe Price	Mid-Cap Growth Fund		91,180,339
	Neuberger Berman	Genesis Fund		46,041,938
*	T. Rowe Price	Retirement 2005 Fund		13,417,525
*	T. Rowe Price	Retirement 2010 Fund		42,238,568
*	T. Rowe Price	Retirement 2015 Fund		42,210,010
*	T. Rowe Price	Retirement 2020 Fund		55,568,713
*	T. Rowe Price	Retirement 2025 Fund		33,725,098
*	T. Rowe Price	Retirement 2030 Fund		21,368,159
*	T. Rowe Price	Retirement 2035 Fund		9,397,927
*	T. Rowe Price	Retirement 2040 Fund		8,906,305
*	T. Rowe Price	Retirement 2045 Fund		1,961,740
*	T. Rowe Price	Retirement 2050 Fund		110,460
*	T. Rowe Price	Retirement 2055 Fund		158,264
*	T. Rowe Price	Retirement Income Fund		7,014,460
	Goldman Sachs	Structured Small Capital Equity Fund		1,601,850

			Total mutual funds	709,323,684
Common collective trust:
	Russell Investments	Fixed Income I Fund		6,037,967

Interest Income Fund (stable value fund):
	Wrapper contracts:
NATIXIS Financial		Wrapper contract FP1062-01		—
State Street		Wrapper contract 97077		—
Transamerica Life		Wrapper contract 76850		—

	Corporate Bonds:
Residential Fund Mortgage Security		Due 2/25/2025, 8.29%		1,024,933
First Union NB-Bank of America		Due 3/15/2033, 6.136%		6,400,381
America West Airlines		Due 1/2/2019, 7.93%		3,584,886
Oil Enterprises LTD		Due 6/30/08, 6.239%		370,486

	Government and government agency bonds:
FHLMC		Due 9/25/2028, adjustable rate		1,366,579
FNMA		Due 5/1/2014, 6%		362,339
FNMA		Due 6/1/2008, 7.5%		4,556
FNMA		Due 4/1/2014, 6%		656,404
FNMA		Due 5/1/2014, 6%		107,098
FNMA		Due 4/1/2030, 8.5%		106,232
GNMA		Due 9/1/2030, 8.5%		43,590

	Cash equivalents			7,089,103

	Collective investment trusts:
	Dwight Asset Management Company	Dwight Target 2 Fund		133,677,540
	Dwight Asset Management Company	Dwight Target 5 Fund		83,640,629
	SEI Trust Company	SEI Stable Asset Fund		15,621,963

		Total interest income fund		254,056,719
Other:
	Various	Tradelink+ Brokerage Accounts		12,270,385

*	Plan participants	Participant loans (interest rates ranging from 5.75% to 9.25%)		15,147,189

		Total assets held for investment		$1,127,791,759

*	Indicates party-in-interest investment
**	Cost is not required as all investments are participant directed

12

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc.
Benefits Finance and Administration Committee

Date: June 30, 2008	By:	/s/ Charles P. Slacik
Charles P. Slacik
	Its:	Committee Chairman

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of KPMG LLP

23.2	Consent of Crowe Chizek and Company LLP